CUSIP No. 16949H102	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ChinaNet Online Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

16949H102

 (CUSIP Number)

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4159

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2012

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16949H102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS STAR (CHINA) HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5.77%
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5.77%
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,279,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 16949H102	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS KOTOI HOROFUMI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5.77%
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5.77%
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,279,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 16949H102	Page 4 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Original Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on July 7, 2009. This Amendment, together with the Original Schedule 13D is hereby referred to as the “Schedule 13D”. As of August 10, 2012, Star (China) Holdings Limited sold 1,279,080 shares of Common Stock of the Company to two accredited investors.  Accordingly, the Reporting Persons ceased to be the beneficial owners of more than five percent of common stock of the Issuer as of August 10, 2012. This Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 5.	Interest in Securities of the Company.

(a)       The Reporting Persons beneficially own an aggregate of 1,279,080 shares of Common Stock, representing approximately 5.77% of the total issued and outstanding shares of Common Stock (based on 22,186,540 shares of Common Stock issued and outstanding as of the date hereof) (the “Star China Shares”).

(b)       Each of the Reporting Persons has sole voting and dispositive power over the Star China Shares.

(c)       Other than the acquisition of the Star China Shares as reported on this Schedule 13D described as below, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days:

On June 11, 2012, Star China entered into a stock purchase agreement, as amended subsequently on July 30, 2012, with two accredited investors, citizens of P.R. China, pursuant to which Star China sold 1,279,080 shares of common stock of the Issuer, for a purchase price of $3 million in the aggregate. The transaction was consummated in P. R. China.

(d)       To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Star China Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the transfer described in Item 5 above, Star (China) Holding Limited and each applicable investor therein receiving Subject Shares signed agreements in substantially the forms attached hereto as Exhibits 1, 2.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Form of Stock Purchase Agreement.

Exhibit 2	Form of Amendment to Stock Purchase Agreement.

CUSIP No. 16949H102	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2012

STAR (CHINA) HOLDINGS LIMITED

By:	/s/Kotoi Hirofumi
Name: Kotoi Hirofumi
Title: Director

/s/ Kotoi Hirofumi
Kotoi Hirofumi